C21 Investments Upgraded to OTCQX® Best Market

VANCOUVER, September 28, 2020 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or "The Company"), a leading vertically integrated cannabis company, today announced that it has qualified to trade on the OTCQX® Best Market. The Company begins trading today on OTCQX, continuing under the symbol "CXXIF". Trading on OTCQX will enhance the visibility and accessibility of C21 to U.S. investors.  The Company's common shares will continue to trade on the Canadian Securities Exchange under the symbol CXXI.

The OTCQX Market is designed for established, investor-focused U.S. and international companies. To qualify for OTCQX, companies must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

"Graduating to the OTCQX Best Markets aligns well with our focus to both improve access and increase visibility of C21 to a broader base of U.S. investors," stated CEO and President, Sonny Newman. "This achievement is a testament to the hard work of our entire team and we look forward to continuing to execute our strategy of building upon our cash flow positive business."

U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for C21 Investments Inc. on www.otcmarkets.com.

For further inquiries, please contact:

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning within the United States cannabis industry and the Company's visibility and accessibility to U.S. investors as a result of trading on the OTCQX.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.